UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JULY 29th, 2015

DATE, TIME, AND PLACE:

July 29th, 2015, at 15:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez, by videoconference – Directors; Mrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca – Independent Directors. Also attended the meeting, as a guest, Messrs. José Maria Nus Badía, Angel Santodomingo Martell – Vice-President Executive Officer, Reginaldo Antonio Ribeiro, Officer without specific designation and Fabio Coelho Neto, Executive Superintendent of the Company´s Finance department.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Sergio Agapito Lires Rial, who invited Mrs. Mara Regina Lima Alves Garcia to act as the Secretary.

AGENDA:

(a) To approve the Company´s Financial Statements, related to the half of the fiscal year ended on June 30, 2015, by standard BRGAAP and by standard IFRS (International Financial Reporting Standards), as well as the documents that composes it, which means, the independent auditor´s opinion, and the Report of the Audit Committee; and (b) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended on June 30, 2015.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to article 17, item VII, of the Company’s Bylaws the Company´s Financial Statements, the Company’s Financial Statements by standard  BRGAAP, related to the half of the fiscal year ended on June 30, 2015, and the documents that composes it, which are: the Management Report, the balance sheet, the statements of profit and loss, the changes of the net equity and the added value and the disclosures, which were elaborated according to the Brazilian accounting practices, as well as the Brazilian Law of Corporations (Law #6,404), the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, and also the Company’s Financial Statements by standard IFRS (International Financial Reporting Standards), related to the half of the fiscal year ended on June 30, 2015, and the documents that composes it, which are: the Management Report, the balance sheet, the statements of profit and loss, the changes of the net equity and the added value and the disclosures, which were elaborated according to the international accounting regulation provided by the International Accounting Standards Board (IASB), according to the proposal made by the Executive Officers on the meeting held on July 29, 2015, at 8:00 a.m.. The Financial Statements and the documents that composes it, were subject to limited revision of the Independent Auditors and of the Audit Committee, as the reports of the independent auditors and of the Audit Committee presented to the Directors. Finally, the Board of the Directors authorized the Executive Officers to take any necessary measure as to release the Company´s Financial Statements approved herein, including the Independent Audit’s opinion and the resume of the Report of the Audit Committee, on the journals “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC; e

It is registered that Mr. Fabio Coelho Neto, Executive Superintendent of the Company´s Finance department, were on the meeting, in order to account for the item (a) of the Agenda.

(b)       Approved the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil, everything as proposed and approved by the Board of Executive Officers, according to the meeting held on July 29, 2015, at 8:00 a.m.

It is registered that Mr. Reginaldo Antonio Ribeiro, Officers without specific designation, were on the meeting, in order to account for the item (b) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, July 29, 2015. Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez – Directors; Mrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca – Independent Directors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer